[LETTERHEAD OF CHADBOURNE & PARKE LLP]

August __, 2010

Board of Trustees
GLG Investment Series Trust
390 Park Avenue
New York, NY 10022

To the Board of Trustees:

In order to provide GLG Investment Series Trust (the "Trust") with initial capital so as to enable the public offering of shares of the Trust, Chadbourne & Parke LLP ("Chadbourne & Parke") is hereby purchasing from the Trust 10,000 shares of beneficial interest, par value $0.001 per share, of GLG International Small Cap Fund, a series of the Trust, at a purchase price of $10.00 per share.

Chadbourne & Parke represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Chadbourne & Parke LLP

By:
Name:
Title: